PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated August 4, 2009)	Registration No. 333-160412

Top Ships, Inc.
Up to 57,949,900 Common Shares

We have entered into a Standby Equity Distribution Agreement, or the Distribution Agreement, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to 57,949,900 common shares, par value $0.01 per share, offered by this prospectus supplement and the accompanying prospectus dated August 4, 2009.

In accordance with the terms of the Distribution Agreement, we may offer and sell our common shares at any time, and from time to time, to YA Global; however, we are under no obligation to sell any shares pursuant to the Distribution Agreement. We have been advised by YA Global that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers' transactions on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from us based upon a daily dollar volume weighted averaged price for our common shares on The Nasdaq Global Market. YA Global will receive a discount equal to 2.75% of the daily dollar volume weighted averaged price on the day we sell shares to YA Global, subject to an adjustment down to 2.25% if the daily trading volume of our shares over a 20 day period reaches an aggregate of at least $40 million. In connection with the resale of the common shares, YA Global may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global may be deemed to be underwriting commissions or discounts.

See "Plan of Distribution" beginning on page 16 of the accompanying prospectus for information related to the types of offerings we may make and the expenses associated with such offerings.

Our common shares are listed on The Nasdaq Global Market under the symbol "TOPS." The last reported sale price of our common shares on The Nasdaq Global Market on August 13, 2009 was $1.82 per share.

Investing in our common shares involves risks. See the risk factors beginning on page 7 of the accompanying prospectus and on page 6 of the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2009, to read about the risks you should consider before purchasing our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

YA Global Master SPV Ltd.

The date of this prospectus supplement is August 14, 2009

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares of common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with additional information described under the heading, "Where You Can Find More Information" before investing in our common stock.

We prepare our financial statements, including all of the financial statements included or incorporated by reference in this prospectus supplement, in U.S. dollars, or Dollars, and in conformity with U.S. generally accepted accounting principles , or "U.S. GAAP." We have a fiscal year end of December 31.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder is offering to sell and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our shares of common stock.

RISK FACTORS

 An investment in our securities involves a high degree of risk.  You should carefully consider the risks set forth below and the risks and discussion of risks under the heading "Risk Factors," in our Annual Report on Form 20-F filed on June 29, 2009, for the year ended December 31, 2008, and in our Registration Statement on Form F-3 (No. 333-160412) filed on August 4, 2009, as well as any documents incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities.  Please see "Where You Can Find Additional Information – Information Incorporated by Reference" in our Registration Statement on Form F-3.  The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

We may not be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with our loan covenants.

Even if we were to sell all of the 57,949,000 common shares to YA Global pursuant to the Standby Equity Distribution Agreement, we may not be able to raise proceeds sufficient to satisfy our capital and operating needs and enable us to comply with our various debt covenants, if the current low charter rates in the drybulk and tanker markets, as well as the related low market value of vessels, continue. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet at a time when vessel values are low and our ability to continue to conduct our business would be impaired.

Investors may experience significant dilution as a result of our sale of shares to YA Global pursuant to the Standby Equity Distribution Agreement and future offerings.

If we sell all 57,949,900 common shares to YA Global pursuant to the Standby Equity Distribution Agreement, it will result in an increase of 196.2% in our issued and outstanding common shares as of August 13, 2009.  The sale of shares to YA Global will be at prices that are based upon market prices and therefore the prices at which we sell shares to YA Global will vary and these variations may be significant.  Existing shareholders will experience significant dilution if we sell shares to YA Global at prices significantly below the price at which the existing shareholders invested.  In addition, we may offer additional common shares in the future, which may result in additional significant dilution.

USE OF PROCEEDS

We intend to use the proceeds of the sale of shares offered to YA Global for capital expenditures, repayment of indebtedness, working capital, to make vessel or other acquisitions and for general corporate purposes and, if needed, to enhance our liquidity and to assist us in complying with our loan covenants.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2009 (all figures in thousands of U.S. dollars):

●	on an actual basis;

●
on an adjusted basis taking into account the drawdown of $1.4 million from a bridge loan entered into on July 27, 2009 and the drawdown of approximately $12.5 million from a DVB bridge loan entered into on July 31, 2009 in relation to the delivery of M/T Hongbo and the respective issuance of 12,512,400 common shares of Top Ships Inc. to its wholly-owned subsidiary, Hongbo Shipping Company Limited, which pledged these shares as security in favor of DVB but which shares are not considered outstanding; and

●
on a further adjusted basis to take into account the issuance and sale of 57,949,900 of our common shares pursuant to this prospectus supplement at a price equal to 97.25% of the dollar volume weighted average price on the day we sell shares as calculated on an assumed price of $1.82, which was the closing price on August 13, 2009, resulting in net proceeds of approximately $102,403 net of the estimated expenses of the issuance and distribution of the securities covered by this prospectus supplement of $165,000.

CAPITALIZATION TABLE	As of June 30, 2009
	Actual	As adjusted (1)	As further adjusted (2)
	(in thousands of US dollars)
DEBT:
Current portion of long-term debt	404,675	418,587	418,587
TOTAL DEBT	404,675	418,587	418,587

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 29,537,700, 29,537,700 and 87,487,600 shares issued and outstanding at June 30, 2009, actual, as adjusted and as further adjusted, respectively	281	281	339
Additional paid-in capital	271,299	271,299	373,644
Accumulated other comprehensive income	24	24	24
Retained earnings	6,109	6,109	6,109
TOTAL STOCKHOLDERS' EQUITY	277,713	277,713	380,116

TOTAL CAPITALIZATION	682,388	696,300	798,703

Ratio debt to total capitalization	59.3%	60.1%	52.4%

LEGAL MATTERS
The validity of the securities offered by this prospectus supplement with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities, in this offering, registered under the Registration Statement of which this prospectus supplement forms a part, excluding discounts payable on the gross proceeds from the sale of shares in this offering, all of which will be paid by us.

Legal fees and expenses	$60,000
Accounting fees and expenses	$100,000
Miscellaneous	$5,000

Total:	$165,000

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